Consent of Independent Registered Public Accounting Firm
            --------------------------------------------------------


The Board of Directors
California Water Service Group:

We consent to the incorporation by reference herein of our reports dated February 22, 2005, with respect to the consolidated balance sheets of California Water Service Group as of December 31, 2004 and 2003, and the related consolidated statements of income, common stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-K of California Water Service Group.


/s/KPMG LLP


Mountain View, CA
August 9, 2005